UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 002-26821

A.  Full Title of Plan:  Brown-Forman Winery Operations Savings     Plan

B.  Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky  40210

Brown-Forman Winery Operations Savings Plan

Plan #020 EIN #61-0143150

Financial Statements

December 31, 2011 and 2010

Supplemental Schedule

December 31, 2011

Brown-Forman Winery Operations Savings Plan
Index
December 31, 2011 and 2010

Page(s)

Report of Independent Auditor	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2011 and 2010	3

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011	4

Notes to Financial Statements	5-13

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2011	14

Signatures	15

Consent of Independent Registered Public Accounting Firm	16

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditor

To the Participants and Administrator of the
Brown-Forman Winery Operations Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Winery Operations Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 28, 2012

PricewaterhouseCoopers LLP, 500 West Main Street, Louisville, KY 40202
T: (502)589-6100, F: (502) 585-7875, www.pwc.com/us

Brown-Forman Winery Operations Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Investments, at fair value	$ 5,590,948	$ 13,481,251

Employer contributions receivable	41,645	44,681

Participant contributions receivable	4,918	21,306

Notes receivable from participants	176,502	469,324

Net assets available for benefits at fair value	5,814,013	14,016,562

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts	(13,988)	(17,360)

Net assets available for benefits	$ 5,800,025	$ 13,999,202

The accompanying notes are an integral part of the financial statements.

Brown-Forman Winery Operations Savings Plan
Statement of Changes In Net Assets Available for Benefits
Year Ended December 31, 2011

Additions
Contributions
Employer	$ 216,176
Participants	293,791

509,967

Interest income	17,418
Dividend income	99,945
Net appreciation in fair value of investments	230,435
Transfers from other qualified plans	487,753
Interest income on notes receivable from participants	14,712

Total additions	1,360,230

Deductions
Benefit payments	1,036,545
Administrative expenses	8,012
Transfers to other qualified plans	8,514,850

Total deductions	9,559,407

Net decrease	(8,199,177)

Net assets available for benefits
Beginning of year	13,999,202

End of year	$ 5,800,025

The accompanying notes are an integral part of the financial statements.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.	Description of Plan

The sponsor of the Brown-Forman Winery Operations Savings Plan (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan is a defined contribution plan covering all eligible employees of Sonoma Cutrer Vineyards who are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective April 15, 2011, Fetzer Vineyards and Jekel Vineyards are no longer adopting Employers under this Plan due to the sale of Fetzer Vineyards by the Company.  The Plan will now cover the salaried or hourly persons with a salary grade of 27 and below employed by Sonoma-Cutrer Vineyards, a subsidiary of the Company.  Further, due to the sale of Fetzer Vineyards (the "Fetzer Sale"), the accounts of the Fetzer Vineyard and Jekel Vineyard employees were fully vested on the closing date of the sale.  Additionally, participants who had previously terminated their employment with Fetzer or Jekel Vineyards and had not yet taken a distribution of their benefit and had not incurred a forfeiture break in service were also fully vested as of the date of the sale.

Due to the Fetzer Sale, assets of the Plan attributable to those participants employed with Fetzer and Jekel Vineyards were transferred to a defined contribution plan sponsored by the new owner.  As a result of the sale, Plan assets of $7,629,436, including participant notes receivable of $272,460, were transferred out of the Plan.  This is reflected on the statement of changes in net assets available for benefits in “transfers to other qualified plans.”

Contributions

Non-highly compensated employees may contribute to the Plan an amount of not less than 1% nor more than 50% of their annual compensation.  For the years ended December 31, 2011 and 2010, highly compensated employees could contribute between 1% and 16% of their annual compensation.    Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $16,500 for both 2011 and 2010.  Newly hired employees and employees who have not completed a salary reduction form will be automatically enrolled in the plan at a 3% effective deferral of their compensation unless they indicate a desire not to make contributions or elect to enroll at a different percentage.  New employees may transfer assets from their former employers' qualified plans to the Plan.

Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount from 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.

Participants are eligible to receive the Companies' matching contributions on the employee's employment commencement date.  The Companies' matching contribution is equal to 100% of the participant's elective contribution up to 5% of the participant's annual compensation.

Each participant's account is credited with the participant's contribution on a semi-monthly basis and an allocation of (i) the Companies' matching contribution on a monthly basis, and (ii) plan earnings on a daily basis.  Participants that are paid bi-weekly shall have their accounts credited with the participants’ contributions on a bi-weekly basis.  The total annual contributions, as defined by the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $49,000, or (ii) 100% of the participant’s compensation in the plan year.  Effective July 1, 2011, the Plan was amended to provide for the payment of the Employer Contribution (Company Match) on a Plan Year quarter instead of the prior monthly basis.  Additionally, the match is adjusted for a ‘true-up’ on a cumulative basis as of the close of each Plan Year quarter.  A participant must be an active participant making an elective deferral on the last day of the calendar quarter to which the match applies to be entitled to the match and/or the true-up.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund and Brown-Forman Corporation Class B common stock in the ESOP component of the Plan.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Companies' contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

Withdrawals

Upon termination of service, a participant can elect to transfer his vested interest in the Plan to a qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock or cash. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made.  If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as described in the Plan.  In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant can elect an in-service distribution at age fifty-nine and a half. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.  The participant’s contributions shall be suspended for six months after the receipt of a hardship distribution.

Notes Receivable from Participants

A participant may request permission from the plan administrator to borrow a portion of such participant’s vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Interest rates are fixed and are equal to the prime rate plus one percent as determined by the prime rate in effect during the month prior to the loan.  Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant’s account. The interest rates ranged from 4.25% to 9.5% for both 2011 and 2010.

Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are  used for other  Company contributions, as defined in the plan document, or effective January 1, 2011, used to pay administrative expenses of the Plan.  The remaining forfeitures, if any, shall be reallocated to participants based on the original nature of the contribution.  The unused forfeited balances totaled $552 and $33,035 at December 31, 2011 and 2010, respectively.  Forfeited amounts of $6,580 were used to pay administrative expenses in 2011.

Employee Stock Ownership Plan

Effective September 1, 2010, the Plan was amended to incorporate a participant directed Employee Stock Ownership Plan (ESOP).  The conversion of the previous Company Stock Fund to an ESOP provides participants the option of having cash dividends payable on shares of Company Class B common stock held in the ESOP either paid directly to the participant in cash or reinvested in the ESOP.

Transfers to (from) Company Sponsored Plans

Participants are allowed to transfer their account balances to(from) other Company sponsored plans as they experience changes in eligibility requirements.  As a result, ($884,120) and $487,753 of Plan assets were transferred from and to the Plan to and from other Company sponsored plans during 2011, respectively.

Administrative Expenses

Investment management fees, record keeping fees and other reasonable administrative expenses are charged to and paid for by the Plan. All other administrative expenses of the Plan are paid for by the Company, except for certain fees, such as fees associated with plan loans,that are paid by the participants.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Registered Investment Companies (mutual funds):
Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end based on the quoted market value of the underlying assets on the last day of the year.

Common Stock:
The Brown-Forman Class B Company Stock Fund (ESOP) is comprised of Brown-Forman Corporation Class B Common shares, which are valued at the quoted closing market price.  The value of a unit reflects the market value of the underlying Sponsor stock.

Common Collective Trust:
The Plan's interest in the Fidelity Managed Income Portfolio (a common collective trust) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The underlying assets primarily consist of fixed income securities or bond funds.  They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets.  Redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds).  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.  The investment may be subject to redemption restrictions, at the trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Fair value represents the net asset value of the underlying assets of the common collective trust.  As required, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain events could limit the ability of the Plan to transact at contract value with the financial institution issuers.  Specifically, withdrawals or investment exchanges prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Plan Sponsor of a participating Plan, a corporate layoff or early retirement program, change(s) in the investment options of a participating Plan, or termination or partial termination of a participating Plan, may be paid at fair value, which may be less than contract value, or may be subject to a contract charge or penalty.

Money Market Fund:
The Plan's interest in the Retirement Money Market Portfolio (money market fund) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The Retirement Money Market Portfolio is a fund of the Fidelity Money Market Trust (the "Trust") and is authorized to issue a number of shares.  The Trust is registered under the Investment Company Act of 1940 as an open ended management investment company.  There are no unfunded commitments with respect to this investment, however, the investment may be subject to redemption  restrictions, at the trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gains distributions.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Notes Receivable from Participants

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ('FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements.  This update requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers which was effective in 2010; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3 which was effective in 2011; and (iii) disclosures by class of assets and liabilities which was effective in 2010.  The adoption of this ASU did not have a material effect on the Plan's financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) -- Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012.  The Plan is currently evaluating the impact of pending adoption of ASU 2011-04 on its financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payments of Benefits

Benefits are recorded when paid.

Subsequent Events

Effective January 1, 2012, the Plan was amended to allow the forfeitures to be used in the following order: 1) Reinstate previously forfeited balances by participants; 2) Pay administrative expenses of the Plan, and 3) Reduce employer matching contributions.

3.	Investments

The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments that represent 5% or more of Plan net assets at one or both year ends separately identified.
	December 31,
	2011		2010
	Number of		Number of
	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value

Investments at fair value:
Fidelity Money Market Trust
Retirement Money Market Portfolio	683,945	$ 683,945	1,588,758	$ 1,588,758
Fidelity Managed Income Portfolio	553,162	567,150	2,117,800	2,135,160
Fidelity Growth Company Fund	8,959	723,969	21,866	1,818,179
Brown-Forman Corporation Class B
common stock	5,606	451,295	11,155	776,641
PIMCO Total Return Fund	63,114	686,045	114,531	1,242,664
Fidelity Freedom 2020	28,629	355,854	60,526	834,654
Massachusetts Financial Services Value Fund R4	25,884	579,275	68,835	1,570,118
Other investments individually less than 5%	97,982	1,543,415	224,641	3,515,077

		$ 5,590,948		$ 13,481,251

During 2011, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated/(depreciated) in value as follows:

Mutual funds	$ 163,989
Brown-Forman Corporation Class B common stock	66,446

$ 230,435

4.	Tax Status

The Internal Revenue Service has determined, and informed the Companies by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The restated Plan document incorporating all amendments to date was filed with the Internal Revenue Service for a Determination Letter on January 31, 2011.  The Company is awaiting the IRS issuance a new determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Sponsor.  Participant recordkeeping fees were waived by Fidelity.   In addition, other administrative services are provided by the Sponsor but not charged to the Plan.  Administrative expenses totaled $8,012 in 2011.

During the current year, participants for the Plan were eligible to invest in Brown-Forman Class B common stock through the ESOP. Purchases and sales of $61,372 and $453,165 during 2011 and $167,256 and $187,636 during 2010, respectively, of Brown-Forman Corporation Class B common stock were made from the ESOP by the Plan.

7.	Fair Value Measurements

The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values.  Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  A description of the valuation methodologies used for assets measured at fair value is included in Note 2.  Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 —Quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in Brown-Forman Corporation Class B common stock as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust and money market funds represent a Level 2 valuation.

Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the asset.  There are no investments in the Plan that represent a level 3 valuation.

There have been no changes in the valuation on methodologies used at December 31, 2011 and 2010.The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2011:

		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Large cap	$ 1,432,707	$ 1,432,707	$ -	$ -
Mid cap	123,352	123,352	-	-
Small cap	69,117	69,117	-	-
International	271,286	271,286	-	-
Blended fund	1,306,051	1,306,051	-	-
Income	686,045	686,045	-	-
Total Mutual funds	3,888,558

Brown-Forman Corporation Class B common stock	451,295	451,295		-
Money market fund	683,945		683,945	-
Common collective trust fund	567,150		567,150	-
Total Investments	$ 5,590,948	$ 4,339,853	$ 1,251,095	$ -

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2010:

		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Large cap	$ 3,661,521	$ 3,661,521	$ -	$ -
Mid cap	503,118	503,118	-	-
Small cap	110,506	110,506	-	-
International	636,633	636,633	-	-
Blended fund	2,826,250	2,826,250	-	-
Income	1,242,664	1,242,664	-	-
Total Mutual funds	8,980,692

Brown-Forman Corporation Class B common stock	776,641	776,641	-	-
Money market fund	1,588,758	-	1,588,758	-
Common collective trust fund	2,135,160	-	2,135,160	-

Total Investments	$ 13,481,251	$ 9,757,333	$ 3,723,918	$ -

Brown-Forman Winery Operations Savings Plan
Plan #20 EIN #61-0143150
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

		Description of Investment Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,		Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Cost ***	Value

	Janus Enterprise Fund	1,291 Mutual fund shares		$ 74,890
	PIMCO Total Return Fund	63,114 Mutual fund shares		686,045
	Royce Low Priced Stock Fund	4,813 Mutual fund shares		69,117
	Hartford Capital Appreciation	674 Mutual fund shares		25,055
	Massachusetts Financial Services Value Fund R4	25,884 Mutual fund shares		579,275
*	Fidelity Growth Company K Fund	8,959 Mutual fund shares		723,969
*	Fidelity Low Priced Stock Fund/K	1,219 Mutual fund shares		43,529
*	Fidelity Diversified International Fund/K	10,601 Mutual fund shares		270,114
*	Fidelity Freedom K Income	4,494 Mutual fund shares		50,782
*	Fidelity Freedom K 2000	3 Mutual fund shares		31
*	Fidelity Freedom K 2010	5,528 Mutual fund shares		66,885
*	Fidelity Freedom K 2020	28,629 Mutual fund shares		355,854
*	Fidelity Freedom K 2030	19,851 Mutual fund shares		248,935
*	Fidelity Freedom K 2040	11,027 Mutual fund shares		138,613
*	Fidelity Freedom K 2015	3,301 Mutual fund shares		40,040
*	Fidelity Freedom K 2025	21,960 Mutual fund shares		273,185
*	Fidelity Freedom K 2035	5,665 Mutual fund shares		70,977
*	Fidelity Freedom K 2045	3,824 Mutual fund shares		48,406
*	Fidelity Freedom K 2050	924 Mutual fund shares		11,686
*	Fidelity Freedom K 2055	75 Mutual fund shares		659
*	Fidelity Money Market Trust
	Retirement Money Market Portfolio	683,945 Money market shares		683,945
*	Fidelity Managed Income Portfolio	553,162 Common collective trust fund units		553,162	**
*	Spartan 500 Index Fund	2,346 Mutual fund shares		104,408
	PNC Mid Cap Value I	348 Mutual fund shares		4,098
*	Spartan International Index Fund	39 Mutual fund shares		1,172
*	Brown-Forman Corporation Class B
	common stock	5,606 Class B common stock shares		451,295
*	Brown-Forman Class B stock purchase account			833
*	Notes receivable from participants	Loans, interest rates ranging from 4.25% to		176,502
		9.5%, various maturities through 2016

				$ 5,753,462

*	Party-in-interest to the Plan

**	This represents contract value for the Fidelity Managed Income Portfolio. At fair value this investment is $567,150.

***	Cost data have been omitted for the assets listed in the above table as the assets were all participant directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Winery Operations Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

BROWN-FORMAN WINERY OPERATIONS SAVINGS PLAN

BY:

/s/ Lisa Steiner

Lisa Steiner

Member, Employee Benefits Committee

(Plan Administrator)

Senior Vice President, Chief Human Resources Officer

Brown-Forman Corporation

June 28, 2012